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                                                                    EXHIBIT 99.2





               LETTER TO COMMISSION PURSUANT TO TEMPORARY NOTE 3T





April 4, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Ladies and Gentlemen:

         Pursuant to Temporary Note 3T to Article 3 of Regulation S-X, Luigino's Inc. has obtained a letter of representation from Arthur Andersen LLP stating that the December 30, 2001 audit was subject to their quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen LLP personnel working on the audit and availability of national office consultation to conduct the relevant portions of the audit. Availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this audit.

Sincerely,



/s/ Thomas W. Knuesel
Chief Financial Officer